Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (Nos. 333-80450, 333-91863 and 333-126924), Form S-4 (No. 333-158503) and Form S-3 (Nos. 333-136448, 333-128160, 333-39365 and 33-99736) of Tanger Factory Outlet Centers, Inc. of our report dated February 27, 2009 (except with respect to our opinion on the consolidated financial statements and financial statement schedule insofar as it relates to the effects of the changes in accounting for noncontrolling interests and certain convertible debt instruments and in the computation of earnings per share discussed in Note 2, as to which the date is July 2, 2009), relating to the financial statements, financial statement schedule and the effectiveness of internal control over financial reporting, which appears in this Current Report on Form 8-K dated July 2, 2009.

/s/ PricewaterhouseCoopers LLP
Greensboro, North Carolina
July 2, 2009